Exhibit 2.1


LEASE AGREEMENT
---------------

THIS LEASE AGREEMENT is made and entered into this 28th day of April, 2004 by and between IOMEGA INVESTMENTS, LLC hereinafter referred to as "Lessor", and SECURED DIVERSFIED INVESTMENT, LTD AND DENVER FUND I, LTD, hereinafter referred to as "Lessee".

     1. PREMISES. Lessor hereby leases to Lessee and Lessee hereby leases from Lessor upon all of the terms and conditions set forth herein that certain real property situated in the City of Las Vegas, County of Clark, State of Nevada, commonly known as 3425, 3455, 3475 E. Flamingo Road.
     2. TERM. The term of this lease shall be for a period of 4 years and 2 months, commencing as 12 noon on May 14, 2004 and continuing to and ending at 12 noon on July 1, 2008.
     3. SALES ESCROW. Concurrently with the signing of this Lease Agreement, a sales escrow shall be opened at Alliance Title Co., Irvine, CA Escrow # 15007698.
     4. CONDITION OF TITLE. Lessor agrees to furnish Lessee with a preliminary title report on the premises within ten (10) days after the opening of said escrow. Said escrow and the signing of this Lease Agreement are subject to Lessee's approval of said preliminary title report.
     5. OPTION TO PURCHASE PREMISES. Lessor hereby grants to Lessee an option to purchase the premises at any time Lessee may elect before July 1, 2008 at the price of $5,950,000.00. All documents necessary to convey title shall be deposited into said escrow within ten (10) days after the opening of said escrow. Lessee shall give said escrow company written notice of Lessee's election to exercise said option, at which time said escrow company shall cause to have title conveyed to Lessee and Lessee will accept the conveyance. Lessor agrees that the premises shall be conveyed to lessee by Grant Deed, free and clear of all encumbrances except taxes or assessments which in accordance with the provisions of the Lease Agreement are to be paid by Lessee, and the encumbrance(s) then of record. Lessor agrees to protect and defend Lessee, and the premises against foreclosure or loss by reason of any additional encumbrances on or after the 28th of April, 2004 which may be created by or through Lessor. The obligations of Lessor and Lessee under this agreement shall cease at the consummation of said escrow. Said escrow company shall, without further approval of Lessor, within a reasonable time after receipt of Lessee's notice of Lessee's election to exercise said option, cause to have said Grant Deed recorded in the County Recorder's office. In accordance with the terms of said escrow, lessee agrees to pay as consideration for said option the sum of $1,850,000.00 as set forth in escrow, which sum shall be fully credited to the account of Lessee as part of said purchase price at the time said option is exercised.

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     6.   RENT.  In addition to being responsible for the payment of certain items in accordance with the provisions of Paragraph 7 hereof, Lessee agrees to pay through ARS Management DBA Shaw & Associates Realty Services, all income per month, and ARS Management DBA Shaw & Associates Realty Services shall from each such monthly payments paid by Lessee under the within Option and Lease Agreement pay: a) the sum of $36,066.00, including required impound deposits, if any, to the holder of the first encumbrance of record and b) their monthly collection fee as detailed in separate management agreement. In the event the payment is not made within 10 days of due date, Lessee agrees to pay Lessor a late penalty fee commensurate with any late fee(s) imposed by lender of record.

     7. NET RENT PROVISIONS. In addition to the basic rent specified herein under Paragraph 6, Lessee agrees to pay all taxes, expenses, charges, damages and all sums which except for this Lease Agreement would have been charged against the premises, including, but not limited to, insurance policy premiums, real estate taxes, assessments for local improvements and other services supplied to the premises, together with all interest and penalties that may accrue thereon. Prorations of charges for the items mentioned under this Paragraph 7 shall be made between the parties as of the commencement date of this Lease and at the commencement Lessor shall submit to said escrow company evidence of payment of real property taxes on the premises.

     8. USE OF PREMISES. The premises may be used for any purpose for which Lessee wishes to use them, and Lessor agrees that Lessor will not interfere with the use of the premises in any manner whatsoever.

     9. MAINTENANCE AND REPAIRS. All maintenance and repairs of the premises shall be the obligation of Lessee; Lessor is specifically released from any duty in connection therewith.

     10. INSURANCE. Lessee shall, at Lessee's expense, maintain and keep in effect, property damage liability insurance (naming Lessor as an additional insured in connection with the use or condition of the premises). Lessee shall also maintain and keep in effect a policy or policies of insurance covering the premises, providing protection against any peril included within the classification " Fire and Extended Coverage", together with insurance against vandalism and malicious mischief.

     11. INDEMNITY. Lessee agrees to indemnify and hold Lessor harmless from any and all claims arising from Lessee's use of the premises.

     12. DAMAGE OR DESTRUCTION. If the premises are damaged or partially destroyed by casualty covered under the insurance policy required to be maintained by Lessee pursuant to Paragraph 10 hereof, Lessor shall release to Lessee any interest of Lessor in said policy. If at any time during the term hereof the premises are totally destroyed, it is agreed between the parties that Lessee will exercise Lessee's option to purchase the premises, in which event said escrow will be closed and any claims, choses in action, insurance proceeds, claims against third parties, or any other rights of Lessor in connection with the premises shall be assigned to Lessee prior to the closing of said escrow.

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     13.  PERSONAL PROPERTY TAXES.  Lessee shall pay all taxes assessed against and levied upon furnishings, equipment or other personal property on the premises.

     14. UTILITIES. Lessee shall pay for all utilities of any type or nature on the premises.

     15. ASSIGNMENT AND SUBLETTING. Lessee may assign this Lease or any interest therein or any part thereof or any right or privilege appurtenant thereto to any person, persons or other entity to occupy or use the premises, or any portion thereof. No further consent of Lessor shall be required.

     16.  GENERAL PROVISIONS.

     a) It is clearly understood between the parties that this Lease shall become null and void at the close of said sales escrow.

     b) Lessor agrees to keep the premises free of all liens and encumbrances of every kind except such as are incurred by Lessee and shall indemnify and hold harmless Lessee from and against any and all claims arising from any charge or encumbrance against the premises. Lessor agrees not to transfer, assign or convey any measure whatsoever, any interest in the premises to any other person, persons, corporation or other legal entity during the term of this lease. Regardless of the printed or typed provisions of this Lease Agreement, Lessor may not encumber subject property.

     c) Lessor agrees that Lessee shall be entitled to the following: tax credits for any interest paid by Lessee on loans against the premises; tax credits for any real estate taxes on the premises paid by Lessee; and credit for any principal paid by Lessee on Loans (equity build-up) against the property during the terms of this Lease, which amount shall be credited at the close of said sales escrow.

     d) Any provisions of this Lease determined to be invalid by a court of competent jurisdiction shall in no way affect any other provision hereof.

     e) Time is of the essence.

     f) Article and paragraph captions are not a part hereof.

     g) Any notice required or permitted to be given hereunder shall be in writing and mailed to SECURED DIVERSIFIED INVESTMENT, LTD 5030 CAMPUS DRIVE, NEWPORT BEACH, CA. 92660, and shall include a statement that such notice pertains to Escrow Number 15007698.

     h) If either party herein brings an action to enforce the terms hereof or declare rights hereunder, the prevailing party in any such action, on trial or appeal, shall be entitled to reasonable attorney's fees to be paid by the losing party as fixed by the court.

     i) This Lease shall bind the parties, their personal representatives, successors and assigns; it shall be governed by the laws of the State of Nevada.

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     j) Lessor agrees to execute any documents required to effectuate refinancing of the premises in conjunction with the exercising of said option to purchase, and failing to do so within ten (10) days after written demand does hereby make, constitute and irrevocably appoint WILLIAM S. BIDDLE as attorney in fact to do so in Lessor's name, place and stead.

     k) A Memorandum of Agreement is to be recorded and is made part of this Lease Agreement.


     IN WITNESS WHEREOF, the parties hereto have executed this Lease Agreement the 6th day of May, 2004.

     LESSOR:

     IOMEGA INVESTMENTS, LLC
     A NEVADA LIMITED LIABILITY CO.

     BY:/s/Helen West
        -------------
     HELEN E. WEST, MANAGING MEMBER


     LESSEE:

     SECURED DIVERSIFIED INVESTMENT, LTC

     BY:/s/Clifford L. Strand
        ---------------------
     C.L. STRAND, PRESIDENT


     DENVER FUND I, LTD
     A COLORADO LIMITED PARTNERSHIP

     BY CERTIFIED PROPERTY ADVISORS, LLC
     IT'S GENERAL PARTNER


     /s/Paul F. Winger
     -----------------
     PAUL F. WINGER, MANAGING MEMBER





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